Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. ANNOUNCES DATE FOR FOURTH QUARTER AND YEAR END 2013
FINANCIAL EARNINGS RELEASE AND CONFERENCE CALL

Toronto, Ontario – January 10, 2014 – Progressive Waste Solutions Ltd. (the “Company” or “Progressive Waste Solutions”) (NYSE, TSX: BIN) will report financial results for the three months and year ended December 31, 2013, on Thursday, February 13, 2014, before the open of the stock markets. The Company will also host a conference call on Thursday, February 13, 2014 at 8:30 a.m. (ET).

Participants may listen to the call by dialing 1-888-241-0394, conference ID 21531740, at approximately 8:20 a.m. (ET). International or local callers should dial 647-427-3413.  The call will also be webcast live at www.streetevents.com and at www.progressivewaste.com.

A replay will be available after the call until Wednesday, February 27, 2014 at midnight, and can be accessed by dialing
1-855-859-2056, conference ID 21531740.  International or local callers can access the replay by dialing 404-537-3406. The audio webcast will also be archived at www.streetevents.com and www.progressivewaste.com.

Presentation slides will be made available in the Investors section of the Progressive Waste Solutions website under Presentations & Events prior to the conference call.

Progressive Waste Solutions to host 2014 Investor and Analyst Day –  Event to be Webcast Live on May 15, 2014
Progressive Waste Solutions invites you to listen to a live webcast of its Investor and Analyst Day on Thursday May 15, 2014, from approximately 8:30 a.m. to 12:30 p.m. (ET).  The live webcast will include presentations from the Company’s senior management team who will discuss the Company’s business, strategy and growth opportunities followed by a question and answer session.  The webcast can be accessed in the Investor Relations section of the Company’s website at www.progressivewaste.com. For those unable to listen to the live presentations, the event will be archived on the Company’s website.

About Progressive Waste Solutions Ltd.
As one of North America's largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces. We serve our customers with vertically integrated collection and disposal assets. Progressive Waste Solutions Ltd.'s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

Laura Lepore
Manager, Investor Relations and Corporate Communications
Tel:  (905) 532-7519
Email: laura.lepore@progressivewaste.com